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Danske Bank

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2004 NOV 30 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046334

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

November 19, 2004

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	6

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of press release regarding Organisational adjustments at Danske Bank.

Yours faithfully,

Danske Bank
Danske Markets / ALM

dlo 11/30

PROCESSED
DEC 0 1 2004
THOMSON FINANCIAL

12055 2203.09

Danske Bank

To the Copenhagen Stock Exchange
and the Press

Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
www.danskebank.com

November 18, 2004

Stock exchange announcement No. 18 /2004

Organisational adjustments at Danske Bank

Centralisation of administrative and support functions. Reduction of international wholesale banking activities. Focus on expansion of international branch network.

With effect from January 1, 2005, the Danske Bank Group is introducing a number of adjustments to its organisation. The purpose is to create the best possible basis for future growth.

The adjustments include the amalgamation of administrative and support functions across borders. Furthermore, the Group has decided to strengthen the business areas which operate in retail banking.

The adjusted structure appears in the enclosed organisation chart.

The gathering of a number of administrative and support functions supports the Group's ability to extend its branch network activities internationally at a competitive expense level. These functions comprise administration, finance, product development, communications, and HR development, as well as development and support functions.

At the same time, responsibility for more of the Group's credit activities will be delegated to the individual banking areas. In future, the centralised credit area will concentrate on risk management, credit policy and monitoring, and credit research.

The Group plans to reduce international wholesale banking activities. Therefore, in 2005, New York Branch will close and London Branch will reduce its activities. The continuing activities of London Branch will be integrated in Danske Markets.

Banking activities in Finland, Poland, Germany and Luxembourg will continue without changes. The Group will consider expanding its network of conventional branches either through organic growth or acquisition.

Nine Danske Bank DK regions

By merging the managements of branch and finance centre activities at Danske Bank DK, the Group intends to sharpen its local profile. In future, branch network operations will be divided into nine regions each headed by a general manager in charge of all the local activities.

The branch network of BG Bank will not see any organisational adjustments. BG Bank will continue to focus on its retail customers and selected areas of corporate banking.

Management

In addition to obligations as Deputy Chairman of the Executive Board, Jakob Brogaard will be in charge of the overall management of the centralised credit activities.

Sven Lystbæk, Member of the Executive Committee, will continue as head of the Shared Services Centre. In future, the Shared Services Centre will also encompass a number of decentralised cross-border administrative functions to be gathered in a centralised back-office.

Jørgen Klejnstrup, deputy head of the Shared Services Centre and Member of the Executive Committee, will in future be in charge of overall business development in Finland, Poland, Germany and Luxembourg. Moreover, Mr Klejnstrup will be in charge of processes related to the expansion of the Group's retail banking activities outside the Nordic region.

Tonny Thierry Andersen, CFO and Member of the Executive Committee, will continue as head of Group Finance. In future, he will also be in charge of the daily finance and accounting activities of the Group's units.

Henrik Normann, head of Danske Markets and Member of the Executive Committee, will assume responsibility for the Group's remaining activities in London and some of the activities currently managed by the Financial Advisory Services department of Banking Activities, Denmark.

Hans Erik Mørk, Member of the Executive Committee and head of the Danske Bank DK division, will attain the age of 60 in December and wishes to retire. Per Skovhus, Member of the Executive Committee, has been appointed the new head of the Danske Bank DK division.

New members of the Executive Committee

In connection with the organisational adjustments, the heads of activities at Danske Bank DK, BG Bank, Fokus Bank and Danske Bank Sweden will become members of the Danske Bank Group's Executive Committee. Afterwards, the Committee will consist of the following members:

Peter Straarup, Chairman
Jakob Brogaard, Deputy Chairman
Tonny Thierry Andersen, CFO, Group Finance
Thomas Borgen, Fokus Bank, Norway
Søren Kaare-Andersen, BG Bank
Jørgen Klejnstrup, Business Development
Sven Lystbæk, Shared Services Centre
Henrik Normann, Danske Markets
Per Skovhus, Danske Bank DK
Mats Torstendahl, Danske Bank Sweden

Hans Møller-Christensen, General Manager, New York Branch, and Angus MacLennan, General Manager, London Branch, will leave the Group after a transition period.

New regional managers

The following persons have been appointed general managers in charge of Danske Bank's Danish regions:

North Jutland: Erik B. Hansen – currently head of North Jutland Finance Centre
East Jutland: Vagn Holm – currently Senior Vice President of Large Corporates, Copenhagen
Central Jutland: Jan Svarre Jakobsen – currently head of Central Jutland Regional Centre
South Jutland: Flemming B. Lange – currently head of Jutland South Finance Centre
Funen: Bent Lundgaard – currently head of Funen Regional Centre
South Zealand: Finn Rohde – currently head of South Zealand Regional Centre
North Zealand: Claus Johansen – currently Executive Vice President of Danske Bank DK
Greater Copenhagen: Henrik Christensen – currently head of Greater Copenhagen Finance Centre
Copenhagen: Jørgen Toftegård – currently Executive Vice President of Holmens Kanal Branch and Copenhagen Finance Centre

No change in estimate of core earnings

In connection with the reduction of wholesale banking activities, the Group will make provisions for restructuring costs of about DKr300m in the fourth quarter of 2004. However, the Group still expects core earnings in 2004 between DKr11bn and DKr12bn.

Danske Bank

Steen Reeslev

Contact:
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07

January 2005

Danske Bank Organisation


Board of Directors
Board of Directors Secretariat
Steen Rasmussen
Senior Vice President
Audit Department
Jens Peter Thomassen
Group Chief Auditor
Chairman of the Executive Board
Peter Straarup*
Dep. Chairman of the Executive Board
Jakob Brogaard*
Executive Committee
Executive Board Secretariat
Erik Sevaldsen
Executive Vice President
Credit & Market Risk
Jakob Brogaard*
Dep. Chairman of the Executive Board
Shared Services Centre
Sven E. Lystbæk*
Senior Executive Vice President
Group Finance
Tonny Thierry Andersen*
Chief Financial Officer
Communications
Steen Reeslev
Executive Vice President
HR Development
Lars Stensgaard Mørch
Senior Vice President
Danske Bank DK
Per Skovhus*
Senior Executive Vice President
BG Bank
Søren Kaare-Andersen*
Senior Executive Vice President
Fokus Bank
Thomas Borgen*
Managing Director
Danske Bank, Sweden
Mats Torstendahl*
Senior Executive Vice President
Danske Markets
Henrik Normann*
Senior Executive Vice President
International Business Development
Jørgen Klejnstrup*
Senior Executive Vice President

* Member of the Executive Committee

Selected subsidiaries

Subsidiary	Chairman	Management
Danica Pension	Chairman: Peter Straarup	Henrik Ramlau-Hansen, CEO
Danske Private Equity	Chairman: Henrik Normann	John Danielsen, Managing Director
HandelsFinans	Chairman: Jakob Brogaard	John Poulsen, Managing Director
home	Chairman: Sven Holm	Niels Bjerregaard, Executive Director
Nordania	Chairman: Jakob Brogaard	Henning Hürdum, Managing Director
Realkredit Danmark	Chairman: Jakob Brogaard	Sven Holm, CEO
Danske Bank International S.A. Luxembourg	Chairman: Sven E. Lystbæk	Mogens Holm, Managing Director

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RECEPTION OK

TX/RX NO	8993
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	11/29 07:55
USAGE T	03'30
PGS.	6
RESULT	OK